

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via Email
Mr. Conrad R. Gagnon
Chief Financial Officer
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, Massachusetts 01851

> **Re:** **M/A-COM Technology Solutions Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 28, 2012**
> **Filed November 28, 2012**
> **File No. 001-35451**

Dear Mr. Gagnon:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant